December 29, 2010

VIA EDGAR CORRESPONDENCE

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	J.Crew Group, Inc.
Schedule 13E-3 filed December 6, 2010
File No. 005-81886
Preliminary Schedule 14A filed December 6, 2010
File No. 001-32927

Dear Ms. Kim:

In connection with the response of J.Crew Group, Inc., Chinos Holdings, Inc., Chinos Acquisition Corporation, TPG Partners VI, L.P., Green Equity Investors V, L.P., Green Equity Investors Side V, L.P. and Millard S. Drexler (the foregoing collectively, the “Filing Persons”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 17, 2010, each of the Filing Persons acknowledges that:

•	it or he is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it or he may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call Daniel S. Sternberg at (212) 225-2630 or Matthew P. Salerno at (212) 225-2742 at Cleary Gottlieb Steen & Hamilton LLP.

J.CREW GROUP, INC.

By:	/s/ James S. Scully
	Name:	James S. Scully
	Title:	Chief Administrative Officer and
Chief Financial Officer

CHINOS HOLDINGS, INC.

By:	/s/ Ronald Cami
	Name:	Ronald Cami
	Title:	Vice President

CHINOS ACQUISITION CORPORATION

By:	/s/ Ronald Cami
	Name:	Ronald Cami
	Title:	Vice President

TPG PARTNERS VI, L.P.

By: TPG GenPar VI, L.P., its General Partner

By: TPG GenPar VI Advisors, LLC, its General Partner

By:	/s/ Ronald Cami
	Name:	Ronald Cami
	Title:	Vice President

GREEN EQUITY INVESTORS V, L.P.

By: GEI Capital V, LLC, its General Partner

By:	/s/ Michael Gennaro
	Name:	Michael Gennaro
	Title:	Chief Operating Officer and Secretary

GREEN EQUITY INVESTORS SIDE V, L.P.

By: GEI Capital V, LLC, its General Partner

By:	/s/ Michael Gennaro
	Name:	Michael Gennaro
	Title:	Chief Operating Officer and Secretary

MILLARD S. DREXLER

/s/ Millard S. Drexler

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